Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Lionheart Acquisition Corp. II on Form S-4 of our report dated March 31, 2021, except for the effects of the restatement discussed in Notes 2 and 11 as to which the day is May 19, 2021, with respect to our audits of the financial statements of Lionheart Acquisition Corp. II as of December 31, 2020 and 2019, and for the year ended December 31, 2020, and for the period from December 23, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas
November 9, 2021